No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first half year ended September 30, 2024.

Exhibit 2:

Notice Concerning Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 6, 2024

Consolidated Financial Results for the Fiscal First Half Year Ended September 30, 2024 (IFRS)

November 6, 2024

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Supervisory Unit Tel. +81-3-3423-1111
Scheduled date to file semi-annual securities report	: November 8, 2024
Scheduled date to commence dividend payments	: December 4, 2024
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Six Months Ended September 30, 2024 (from April 1, 2024 to September 30, 2024)

(1) Consolidated operating results (for the six months ended September 30)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Six months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
September 30, 2024	10,797,613	12.4	742,608	6.6	741,953	-15.6	526,847	-19.4	494,683	-19.7	141,946	-90.4
September 30, 2023	9,609,392	18.9	696,573	53.6	879,285	70.5	653,925	77.3	616,301	82.1	1,479,892	11.6

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Six months ended	Yen	Yen
September 30, 2024	103.25	103.25
September 30, 2023	124.63	124.63

Explanatory notes:

1.	Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.
2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	Yen (millions)	Yen (millions)	Yen (millions)	%
September 30, 2024	29,273,879	12,672,556	12,391,444	42.3
March 31, 2024	29,774,150	13,005,872	12,696,995	42.6

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2024	—	87.00	—	39.00	—
Fiscal year ending March 31, 2025	—	34.00
Fiscal year ending March 31, 2025 (forecast)			—	34.00	68.00

Explanatory notes:

1.	Revisions to the forecast of dividends most recently announced: None
2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ended March 31, 2024 is based on the number of shares after the stock split and the total annual dividend is disclosed as “ – ”. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ended March 31, 2024 are expected to be JPY 117.00 per share and JPY 204.00 per share, respectively.

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2025 (from April 1, 2024 to March 31, 2025)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen
Full-year	21,000,000	2.8	1,420,000	2.8	1,435,000	-12.6	1,020,000	-13.7	950,000	-14.2	202.00

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of September 30, 2024	5,280,000,000 shares
As of March 31, 2024	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of September 30, 2024	597,435,731 shares
As of March 31, 2024	451,092,624 shares

(iii)	Average number of shares outstanding during the period

Six months ended September 30, 2024	4,790,956,696 shares
Six months ended September 30, 2023	4,944,995,695 shares

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Number of issued shares at the end of the period (including treasury stock), number of treasury stock at the end of the period and average number of shares outstanding during the period are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

* This consolidated financial results are exempt from review conducted by certified public accountants or an audit firm.

* Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal First Half Year Ended September 30, 2024

Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements	2
[1] Condensed Consolidated Statements of Financial Position	2
[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income	3
Condensed Consolidated Statements of Income For the six months ended September 30, 2023 and 2024	3
Condensed Consolidated Statements of Comprehensive Income For the six months ended September 30, 2023 and 2024	4
[3] Condensed Consolidated Statements of Changes in Equity	5
[4] Condensed Consolidated Statements of Cash Flows	6
[5] Assumptions for Going Concern	7
[6] Notes to Condensed Consolidated Interim Financial Statements	7

Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2024 and September 30, 2024

	Yen (millions)
	Mar. 31, 2024	Sep. 30, 2024
Assets
Current assets:
Cash and cash equivalents	4,954,565	4,622,289
Trade receivables	1,240,090	973,934
Receivables from financial services	2,558,594	2,556,602
Other financial assets	229,583	345,217
Inventories	2,442,969	2,466,403
Other current assets	446,763	553,699

Total current assets	11,872,564	11,518,144

Non-current assets:
Investments accounted for using the equity method	1,206,968	1,193,010
Receivables from financial services	5,616,676	5,739,232
Other financial assets	968,142	926,554
Equipment on operating leases	5,202,768	5,201,844
Property, plant and equipment	3,234,413	3,058,780
Intangible assets	999,689	1,008,884
Deferred tax assets	170,856	139,278
Other non-current assets	502,074	488,153

Total non-current assets	17,901,586	17,755,735

Total assets	29,774,150	29,273,879

Liabilities and Equity
Current liabilities:
Trade payables	1,609,836	1,410,382
Financing liabilities	4,105,590	4,227,562
Accrued expenses	638,319	581,151
Other financial liabilities	340,858	275,816
Income taxes payable	157,410	72,307
Provisions	566,722	588,174
Other current liabilities	904,757	896,089

Total current liabilities	8,323,492	8,051,481

Non-current liabilities:
Financing liabilities	6,057,967	6,257,401
Other financial liabilities	316,919	302,457
Retirement benefit liabilities	284,844	286,368
Provisions	385,001	351,436
Deferred tax liabilities	855,067	795,448
Other non-current liabilities	544,988	556,732

Total non-current liabilities	8,444,786	8,549,842

Total liabilities	16,768,278	16,601,323

Equity:
Common stock	86,067	86,067
Capital surplus	205,073	205,222
Treasury stock	(550,808)	(775,202)
Retained earnings	10,644,213	10,968,984
Other components of equity	2,312,450	1,906,373

Equity attributable to owners of the parent	12,696,995	12,391,444
Non-controlling interests	308,877	281,112

Total equity	13,005,872	12,672,556

Total liabilities and equity	29,774,150	29,273,879

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2023 and 2024

	Yen (millions)
	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024
Sales revenue	9,609,392	10,797,613
Operating costs and expenses:
Cost of sales	(7,521,751)	(8,451,364)
Selling, general and administrative	(986,874)	(1,125,099)
Research and development	(404,194)	(478,542)

Total operating costs and expenses	(8,912,819)	(10,055,005)

Operating profit	696,573	742,608

Share of profit (loss) of investments accounted for using the equity method	66,724	(20,759)
Finance income and finance costs:
Interest income	77,845	100,693
Interest expense	(19,895)	(24,996)
Other, net	58,038	(55,593)

Total finance income and finance costs	115,988	20,104

Profit before income taxes	879,285	741,953
Income tax expense	(225,360)	(215,106)

Profit for the period	653,925	526,847

Profit for the period attributable to:
Owners of the parent	616,301	494,683
Non-controlling interests	37,624	32,164

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	124.63	103.25

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2023 and 2024

	Yen (millions)
	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024
Profit for the period	653,925	526,847
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	4	(1)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	753	10,627
Share of other comprehensive income of investments accounted for using the equity method	5,280	(5,134)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(429)	650
Exchange differences on translating foreign operations	768,426	(409,590)
Share of other comprehensive income of investments accounted for using the equity method	51,933	18,547

Total other comprehensive income, net of tax	825,967	(384,901)

Comprehensive income for the period	1,479,892	141,946

Comprehensive income for the period attributable to:
Owners of the parent	1,424,586	107,112
Non-controlling interests	55,306	34,834

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the period
Profit for the period				616,301		616,301	37,624	653,925
Other comprehensive income, net of tax					808,285	808,285	17,682	825,967

Total comprehensive income for the period				616,301	808,285	1,424,586	55,306	1,479,892
Reclassification to retained earnings				375	(375)	—		—
Transactions with owners and other
Dividends paid				(99,915)		(99,915)	(59,549)	(159,464)
Purchases of treasury stock			(145,009)			(145,009)		(145,009)
Disposal of treasury stock			394			394		394
Share-based payment transactions		(131)				(131)		(131)

Total transactions with owners and other		(131)	(144,615)	(99,915)		(244,661)	(59,549)	(304,210)

Balance as of September 30, 2023	86,067	185,458	(629,546)	10,496,889	2,225,307	12,364,175	313,798	12,677,973

For the six months ended September 30, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the period
Profit for the period				494,683		494,683	32,164	526,847
Other comprehensive income, net of tax					(387,571)	(387,571)	2,670	(384,901)

Total comprehensive income for the period				494,683	(387,571)	107,112	34,834	141,946
Reclassification to retained earnings				18,506	(18,506)	—		—
Transactions with owners and other
Dividends paid				(188,418)		(188,418)	(62,599)	(251,017)
Purchases of treasury stock			(224,716)			(224,716)		(224,716)
Disposal of treasury stock			322			322		322
Share-based payment transactions		149				149		149

Total transactions with owners and other		149	(224,394)	(188,418)		(412,663)	(62,599)	(475,262)

Balance as of September 30, 2024	86,067	205,222	(775,202)	10,968,984	1,906,373	12,391,444	281,112	12,672,556

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2023 and 2024

	Yen (millions)
	Six months ended Sep. 30, 2023	Six months ended Sep. 30, 2024
Cash flows from operating activities:
Profit before income taxes	879,285	741,953
Depreciation, amortization and impairment losses excluding equipment on operating leases	373,775	366,806
Share of (profit) loss of investments accounted for using the equity method	(66,724)	20,759
Finance income and finance costs, net	(92,349)	(37,677)
Interest income and interest costs from financial services, net	(75,284)	(84,567)
Changes in assets and liabilities
Trade receivables	24,114	245,994
Inventories	(905)	(128,762)
Trade payables	(69,898)	(50,094)
Accrued expenses	(16,454)	(45,638)
Provisions and retirement benefit liabilities	65,507	46,916
Receivables from financial services	(728,165)	(578,916)
Equipment on operating leases	95,596	(260,142)
Other assets and liabilities	6,255	(82,529)
Other, net	(44,023)	12,942
Dividends received	126,630	81,233
Interest received	255,998	362,299
Interest paid	(110,717)	(213,162)
Income taxes paid, net of refunds	(242,689)	(328,724)

Net cash provided by operating activities	379,952	68,691
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(141,404)	(222,043)
Payments for additions to and internally developed intangible assets	(97,504)	(142,576)
Proceeds from sales of property, plant and equipment and intangible assets	4,239	2,058
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	(2,940)	—
Payments for acquisitions of investments accounted for using the equity method	(38,734)	(60,047)
Proceeds from sales of investments accounted for using the equity method	—	8,858
Payments for acquisitions of other financial assets	(118,990)	(249,330)
Proceeds from sales and redemptions of other financial assets	106,207	143,974

Net cash used in investing activities	(289,126)	(519,106)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,065,976	4,282,239
Repayments of short-term financing liabilities	(5,805,967)	(4,188,493)
Proceeds from long-term financing liabilities	1,498,319	1,840,856
Repayments of long-term financing liabilities	(1,185,750)	(1,120,027)
Dividends paid to owners of the parent	(99,915)	(188,418)
Dividends paid to non-controlling interests	(45,228)	(46,947)
Purchases and sales of treasury stock, net	(144,615)	(224,394)
Repayments of lease liabilities	(39,773)	(37,215)

Net cash provided by financing activities	243,047	317,601
Effect of exchange rate changes on cash and cash equivalents	303,626	(199,462)

Net change in cash and cash equivalents	637,499	(332,276)
Cash and cash equivalents at beginning of year	3,803,014	4,954,565

Cash and cash equivalents at end of period	4,440,513	4,622,289

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the six months ended September 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,572,558	6,262,289	1,576,608	197,937	9,609,392	—	9,609,392
Intersegment	—	84,816	1,256	16,387	102,459	(102,459)	—

Total	1,572,558	6,347,105	1,577,864	214,324	9,711,851	(102,459)	9,609,392

Segment profit (loss)	253,384	301,380	137,002	4,807	696,573	—	696,573

Segment assets	1,803,540	10,962,398	12,977,324	511,240	26,254,502	1,422,101	27,676,603
Depreciation and amortization	34,486	328,359	415,578	8,592	787,015	—	787,015
Capital expenditures	26,781	233,741	1,115,856	6,036	1,382,414	—	1,382,414

As of and for the six months ended September 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,810,786	6,987,551	1,811,879	187,397	10,797,613	—	10,797,613
Intersegment	—	142,974	2,639	15,846	161,459	(161,459)	—

Total	1,810,786	7,130,525	1,814,518	203,243	10,959,072	(161,459)	10,797,613

Segment profit (loss)	325,852	258,037	162,707	(3,988)	742,608	—	742,608

Segment assets	2,027,742	11,357,893	14,236,061	540,716	28,162,412	1,111,467	29,273,879
Depreciation and amortization	35,855	319,282	431,182	8,030	794,349	—	794,349
Capital expenditures	28,702	295,368	1,571,614	5,161	1,900,845	—	1,900,845

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2023 and 2024 amounted to JPY 1,605,913 million and JPY 1,399,039 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on November 6, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 70,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100,000 million yen

(4)	Period of acquisition:

Starting on November 7, 2024 and ending on October 31, 2025

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

November 6, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on November 6, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 70,000,000 shares (1.5 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100 billion yen

(4)	Period of acquisition:

Starting on November 7, 2024 and ending on October 31, 2025

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of September 30, 2024
	Total number of issued shares (excluding treasury stock):	4,682,564,269 shares
	Total number of treasury stock:	597,435,731 shares